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                           January 26, 2024

       John Lorbiecki
       Chief Financial Officer
       Aclarion, Inc.
       8181 Arista Place, Suite 100
       Broomfield, Colorado 80021

                                                        Re: Aclarion, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 22,
2024
                                                            File No. 333-276648

       Dear John Lorbiecki:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              James Carroll